Exhibit 1

LEADING INDEPENDENT PROXY ADVISORY FIRM EGAN-JONES RECOMMENDS CHINACAST STOCKHOLDERS VOTE THE GREEN PROXY FOR ALL SHERWOOD DIRECTOR NOMINEES AT CHINACAST’S UPCOMING ANNUAL MEETING

NEW YORK, Jan. 6, 2012 – Ned Sherwood, a major stockholder of ChinaCast Education Corporation (Nasdaq GS: CAST), announced today that Egan-Jones Proxy, an independent proxy advisory firm, has recommended that all of its clients holding shares of ChinaCast vote Mr. Sherwood’s GREEN proxy card “FOR ALL” of Mr. Sherwood’s three director nominees – Daniel Tseung, Derek Feng and Mr. Sherwood – and not vote ChinaCast’s blue proxy card at the ChinaCast annual meeting of stockholders scheduled to be held next Monday.

In its report, Egan-Jones stated:

“We believe that our support for the dissident’s ballot is merited and that voting the dissidents ballot (GREEN PROXY CARD) is in the best interest of the Company and its shareholders. In arriving at that conclusion, we have considered the following factors:

1. The belief that the dissidents have provided specific plans and substantive new ideas that will enhance and focus the Company’s sound and profitable business model in a way that maximizes value to all shareholders.

2. The belief that the dissidents’ nominees are more qualified and will represent shareholder interests better than any of the current members of the Special Committee of the Board.

3. The fact that the election of the three (dissidents) independent nominees will not give them control, but will instead take de facto control of the board away from Mr. Chan and place it into the hands of a truly independent board.

There is a single slate of nominees, the nominees appear qualified, and we recommend a vote “FOR” this Proposal.”*

ISS, another leading independent proxy advisory service, has also issued a recommendation that its clients vote on the GREEN proxy card for Messrs. Sherwood and Tseung.

Ned Sherwood commented: “It is gratifying that Egan-Jones recommends a vote for all three nominees on the GREEN proxy card. Now two independent proxy advisory firms, having analyzed the facts, support the election of truly independent directors to the board. I continue to be committed to exploring strategic alternatives through a thorough and unbiased process in order to maximize value to all stockholders.”

ChinaCast’s annual meeting of stockholders—scheduled to be held on Tuesday, January 10, 2012 at 9:00 a.m. Beijing Standard Time (which is Monday, January 9, 2012 at 8:00 p.m. U.S. Eastern Standard Time)—is just days away. ChinaCast stockholders are urged to protect their best interests by electing the three highly qualified, independent nominees on the GREEN proxy card TODAY.

Stockholders with any questions or that need assistance in voting the GREEN proxy card should please call the firm assisting in the solicitation of GREEN proxies, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers call collect at (212) 750-5833).

Gibson, Dunn & Crutcher LLP is acting as legal advisor to Mr. Sherwood.

*	Permission to include published material in this press release was neither sought nor obtained.

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE AND THE NOMINEES FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR USE AT THE ISSUER’S ANNUAL MEETING BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN GET THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS, AT NO CHARGE, AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Contact:

Innisfree M&A Incorporated

Scott Winter, 212-750-5833